FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported		OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .1.0
1. Name and Address of Reporting Person * VUKOVICH, PH.D. ROBERT (Last) (First) (Middle)	2. Issuer Name INKINE PHARMACEUTICAL CO, INC. and Ticker or Trading Symbol (INKP)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)
INKINE PHARMACEUTICAL CO, INC. 1787 SENTRY PKWY WEST, BLDG 18, #440	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12 / 2002
(Street) BLUE BELL, PA 19422		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check applicable line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at end of Issuer’s Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
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Form 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned at End of Year (Instr. 4)	10. Owner- ship of Deriv- ative Secur- ity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
					A	D	DE	ED	Title	Amount or Number of Shares
COMMON STOCK (RIGHT TO BUY)	$1.05	5/23/2002			42,000		(FN1)	5/22/12	COMMON STOCK	42,000		42,000	D
COMMON STOCK (RIGHT TO BUY)	$0.80	8/5/2002			15,000		(FN2)	8/4/12	COMMON STOCK	15,000		15,000	D
COMMON STOCK (RIGHT TO BUY)	$1.00	8/19/2002			15,000		(FN3)	8/18/12	COMMON STOCK	15,000		15,000	D
Explanation of Responses:
(FN1) On the Transaction Date, the reporting person was granted options to buy 42,000 shares of common stock. These options will become exercisable as follows: 21,000 options one year after the Transaction Date and the remaining 21,000 options two years after the Transaction Date.
(FN2) On the Transaction Date, the reporting person was granted options to buy 15,000 shares of common stock. These options will become exercisable as follows: 7,500 options one year after the Transaction Date and the remaining 7,500 options two years after the Transaction Date.
(FN3) On the Transaction Date, the reporting person was granted options to buy 15,000 shares of common stock. These options will become exercisable as follows: 7,500 options one year after the Transaction Date and the remaining 7,500 options two years after the Transaction Date.

/S/ ROBERT F. APPLE	FEBRUARY 13, 2003

** Signature of Reporting Person	Date
ROBERT F. APPLE
ATTORNEY IN FACT FOR
ROBERT VUKOVICH, PH.D.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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